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                                                                    EXHIBIT 99.1

                                                           [English Translation]


                               INCREASE OF CAPITAL

|----------------------------------------------------------------------------------------------------------------|
|                            |         Common Stock               |                                    99,240,000|
|                            |------------------------------------|----------------------------------------------|
|1.  Type and Number of      |         Referred Stock             |                    -                         |
|Shares to Be Issued         |------------------------------------|----------------------------------------------|
|                            |     Restrictions on Rights         |  50% of the newly issued shares cannot be    |
|                            |                                    |           transferred for 1 year             |
|----------------------------------------------------------------------------------------------------------------|
|2.  Par Value (KRW)                                              |                                         2,500|
|----------------------------------------------------------------------------------------------------------------|
|3.  Total Number of         |         Common Stock               |                                     7,802,601|
|Outstanding Shares before   |-----------------------------------------------------------------------------------|
|Capital Increase            |        Referred Stock              |                    -                         |
|                            |                                    |                                              |
|----------------------------------------------------------------------------------------------------------------|
|                            |    Capital Expenditure (KRW)       |                    -                         |
|                            |-----------------------------------------------------------------------------------|
|                            |      Operating Cash (KRW)          |                    -                         |
|                            |-----------------------------------------------------------------------------------|
|4.  Use of Proceeds         | Acquisition of Securities (KRW)    |                    -                         |
|                            |-----------------------------------------------------------------------------------|
|                            |           Other (KRW)              |                               248,100,000,000|
|----------------------------------------------------------------------------------------------------------------|
|5.  Method of Capital Increase                                   | Issuance of New Shares - Private Placement   |
|----------------------------------------------------------------------------------------------------------------|
|6.  Subscription Price      |        Common Stock (KRW)          |                                         2,500|
|                            |-----------------------------------------------------------------------------------|
|                            |      Preferred Stock (KRW)         |                    -                         |
|----------------------------------------------------------------------------------------------------------------|
|7.  Premium or Discount (%)                                      |                    -                         |
|----------------------------------------------------------------------------------------------------------------|
|8.  Relevant Article from the Articles of Association            |         Provision 7 of Article 9             |
|----------------------------------------------------------------------------------------------------------------|
|9.  Subscription Price Payment Date                              |               June 2, 2005                   |
|----------------------------------------------------------------------------------------------------------------|
|10. Dividend Date                                                |                    -                         |
|----------------------------------------------------------------------------------------------------------------|
|11. Share Certificate Issuance Date                              |              June 16, 2005                   |
|----------------------------------------------------------------------------------------------------------------|
|12. Listing (Registration) Date                                  |                    -                         |
|----------------------------------------------------------------------------------------------------------------|
|13. Board Resolution Date                                        |               May 30, 2005                   |
|----------------------------------------------------------------------------------------------------------------|
|14. Submission of Securities Report                              |                  Exempt                      |
|----------------------------------------------------------------------------------------------------------------|
|15. Application of the Fair Trade Act                            |                    No                        |
|----------------------------------------------------------------------------------------------------------------|
|16. Other                                                        |-  The board resolution date is the date when |
|                                                                 |a court approval was obtained from the        |
|----------------------------------------------------------------------------------------------------------------|

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
|----------------------------------------------------------------------------------------------------------------|
|                                                                 |Bankruptcy Division of the Seoul District     |
|                                                                 |Court                                         |
|                                                                 |- The share certificate issuance date is      |
|                                                                 |tentative and subject to change               |
|----------------------------------------------------------------------------------------------------------------|
|* Relevant Public Disclosure Made on                             |              May 3, 2005                     |
|----------------------------------------------------------------------------------------------------------------|

[Private Placement]

             SUBSCRIBER                           RELATIONSHIP                 NUMBER OF SUBSCRIBED SHARES

     hanarotelecom incorporated                        -                               99,240,000